UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 25, 2005

   Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X                    Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]        Yes            No  X

[If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: May 25, 2005

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

May 26, 2005

Item 3.

Press Release

May 26, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that the Company and Soltek Powersource Ltd. ("SPS") have entered into a definitive agreement whereby Carmanah will acquire all the issued and outstanding shares of SPS, a leading privately-held manufacturer/supplier of solar power systems for industrial, government, residential and retail applications.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 25th day of May 2005.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

May 25, 2005

(No.2005-05-15)

CARMANAH TECHNOLOGIES CORPORATION TO ACQUIRE SOLTEK POWERSOURCE LTD.

Becoming Canada's Largest Solar Product Company

Victoria, British Columbia, Canada – May 25, 2005 – Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that the Company and Soltek Powersource Ltd. (“SPS”) have entered into a definitive agreement whereby Carmanah will acquire all the issued and outstanding shares of SPS, a leading privately-held manufacturer/supplier of solar power systems for industrial, government, residential and retail applications.

With approximately 60% market share, SPS is the largest Canadian supplier of solar systems and solar-related equipment. In its most recently completed fiscal year ended August 31, 2004, the company achieved revenues of approximately $17.5 million and EBITDA of approximately $1.2 million.  SPS has maintained strong gross margins throughout its market expansion and has been profitable since inception in 1988.  SPS currently employs 65 people and is headquartered in Victoria, British Columbia, with additional offices in Alberta, Ontario and California.

Carmanah has agreed to acquire SPS for $10 million. $6 million will be paid in cash from existing funds and $4 million equivalent in common shares (based on the 30 day weighted average trading share price for the 30 trading days immediately preceding the date of this announcement).  An additional contingent payment of up to $2 million in common shares (priced as above) may also be payable if SPS reaches specified revenue (pro-rated between $9 million and $12 million) and an EBITDA minimum of 5.5% of revenue for the six month period ending December 31st, 2005.  The transaction is scheduled to close June 30, 2005, subject to completion of due diligence and the approval of Carmanah's Board of Directors. The purchase price is subject to an adjustment based on SPS's net working capital meeting a $3 million target at closing. Most of the shares issued in respect of this acquisition will be subject to an escrow agreement allowing for the pro-rated release of shares over a two year period from the date of closing. The transaction is expected to be accretive to the company immediately.

"With this acquisition, Carmanah will become the largest solar company in Canada", states CEO, Mr. Art Aylesworth.  "The synergies we see from this purchase are extensive. We anticipate a new range of co-developed solar/LED general illumination products, including security lighting, street lighting and sign lighting, for applications in all of the markets we currently serve.  We also foresee an entirely new product line of standardized 'plug-and-play' solar power sources that would take advantage of SPS's existing range of 'solar engines' and Carmanah's world-leading energy management technology."

In addition, Carmanah and SPS will share marketing and sales infrastructure to further broaden their combined sales reach.  "Our two companies have complementary expertise - Carmanah with its self-contained packages and proprietary LED technology, and SPS with its larger solar power systems", states Aylesworth.  "We also have overlapping customer bases, including government agencies, traffic OEMs, and resellers.  Our combined sales staff will have a significant range of products to offer customers across many geographic and vertical markets."

"At a time when the demand for solar solutions in North America is rising at an unprecedented rate, the opportunities in front of SPS are many. None, however, are greater than our wish to continue to expand on the operations we have in the United States where our business is growing rapidly", states SPS CEO, Mr. David Egles. "We feel like the timing is right for a deal such as this and we look forward to the possibilities that will arise from the combined entity and its considerable market strength."  From an operational standpoint, SPS will gain access to capital, enabling it to expand to meet growing demand.

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

Carmanah will also be applying its engineering and design experience to enhance margins on proprietary SPS technologies.

Finally, the combined purchasing power and market share will make Carmanah a formidable player in solar power markets both domestically and internationally.  This energy sector is growing rapidly; in fact, the solar photovoltaic industry worldwide grew by an unprecedented 62% in 2004 to $6.5 billion, and it is predicted to grow 300% to $18.5 billion by 2010.  "With the expansion of renewable energy and sustainability mandates worldwide, as well as the obligations associated with international pollution reduction agreements such as the Kyoto Accord, the timing for our acquisition couldn't be better", states Aylesworth.

Upon completion of the purchase, SPS founders Mr. David Egles and Mr. Michael Cannon will join Carmanah's executive, bringing with them more than 20 years of experience in the solar industry.

Audio Conference Call

Mr. Art Aylesworth, CEO of Carmanah, will be hosting a teleconference call on Thursday May 26, 2005 at 8:00am Pacific Time (11:00am Eastern Time) to discuss the details of the acquisition.  To participate, North American callers can dial toll-free 1-877-793-3791.  International callers from overseas will need to dial the International Access Code normally used to reach North America and then dial the global toll-free number 800-7701-8885 (do not add a “1” in front of the global toll-free number, unless it is part of the International Access Code).  All callers must dial in no later than 5 minutes prior to the start time. Technical assistance is available at (416) 470-1140.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer of proprietary LED-based lighting and illumination products for the public transit, marine, aviation, roadway, and industrial worksite and illuminated signage markets.  The Company has more than 100,000 solar-powered LED lighting installations and 50,000 LED illuminated sign installations in 110 countries.  The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

About Soltek Powersource Ltd.

SPS is a leading designer, manufacturer and supplier of renewable energy solutions.  In addition to acting as a master reseller for a number of world leading equipment suppliers, SPS offers a range of proprietary solar power and alternative energy systems used by commercial, government and private customers worldwide.  SPS is headquartered in Victoria, British Columbia with branch offices in Alberta, Ontario and California.  For more information, please visit www.spsenergy.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2004, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com